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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

REGENCY ENERGY PARTNERS LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
75885Y 10 7
(CUSIP Number)
Eric Allen
c/o Hicks, Muse, Tate & Furst Incorporated
200 Crescent Court, Suite 1600
Dallas, Texas 75201
(214) 740-7300

copy to:

Rodney L. Moore
Vinson & Elkins LLP
2001 Ross Avenue
Dallas, Texas 75201-2975
(214) 220-7781
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 12, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Regency Acquisition LP/32-0130149

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	These units are held of record by Regency Acquisition LP (“Acquisition”). The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Regency Holdings LLC/20-4169090

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	These units are held of record by Regency Acquisition LP (“Acquisition”). The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMTF Regency, L.P./30-0280324

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	These units are held of record by Regency Acquisition LP (“Acquisition”). The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMTF Regency, L.L.C./30-0280317

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	These units are held of record by Regency Acquisition LP (“Acquisition”). The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Hicks, Muse, Tate & Furst Equity Fund V, L.P./75-2889488

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	These units are held of record by Regency Acquisition LP (“Acquisition”). The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HM5/GP LLC/75-2889485

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (3)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.09%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	These units are held of record by Regency Acquisition LP (“Acquisition”). The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

(3)	Excludes 50,000 Common Units reported herein as held individually by John R. Muse, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: John R. Muse

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO (1) (2)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		50,000 Common Units (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		50,000 Common Units (2)

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,506,255 Common Units (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	These units are held of record by Regency Acquisition LP (“Acquisition”). The relationship of the parties filing this Schedule 13D is described in Item 2.

(2)	Mr. Muse directly acquired 50,000 common units of the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering, acquired such units with personal funds and has sole voting and dispositive power with respect to such units.

(3)	The subordinated units held by Acquisition may be converted into an equal number of common units upon satisfaction of the conditions in the Issuer Partnership Agreement (as herein defined).

     This Amendment No. 2 to Schedule 13D is being filed jointly by Regency Acquisition LP, a Delaware limited partnership (“Acquisition”); Regency Holdings LLC, a Delaware limited liability company and the general partner of Acquisition (“Holdings”); HMTF Regency, L.P., a Delaware limited partnership which is the sole member of Holdings and owns all of the limited partnership interest in Acquisition (“HMTF Regency”); HMTF Regency, L.L.C., a Texas limited liability company and the general partner of HMTF Regency (“HMTF GP”); Hicks, Muse, Tate & Furst Equity Fund V, L.P., a Delaware limited partnership and the sole member of HMTF GP (“Fund V”); HM5/GP LLC, a Texas limited liability company, the general partner of Fund V (the “General Partner”); and John R. Muse, an individual and a United States citizen (“Muse” and, together with Acquisition, Holdings, HMTF Regency, HMTF GP, Fund V and the General Partner (collectively, the “HMTF Entities”), the “Filing Parties”) to (i) amend Item 4 of the original Schedule 13D dated February 8, 2006, as amended by Amendment No. 1 dated March 24, 2006 (the “Original Schedule 13D”), to reflect a plan or proposal with respect to the matter set forth in Item 4(a) of Schedule 13D and (ii) amend the cover page for each of the Filing Parties, the first paragraph of Item 4, the first paragraph of Items 5(a)-(b) and the second paragraph of Item 5(c) to reflect that the number of Common Units distributed by Acquisition to HMTF Regency and by HMTF Regency to certain of its limited partners was 497,641 rather than the 497,461 reflected in Amendment No. 1. The cover page for each of the Filing Parties and the full text of each of Items 4 and 5, as amended hereby, are restated in their entirety in this Amendment No. 2. Items 1, 2, 3, 6 and 7 of the Original Schedule 13D remain unchanged.
     Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.
Item 4. Purpose of Transaction
     On February 3, 2006, Acquisition acquired 5,353,896 Common Units for investment purposes as partial consideration of Acquisition’s contribution to the Issuer of the partnership interest in RGS in connection with the closing of the Issuer’s initial public offering. Additionally, Muse purchased 50,000 Common Units for investment purposes directly from the Issuer pursuant to the directed units program conducted as part of the Issuer’s initial public offering. Acquisition disposed of an aggregate of 1,897,641 common units as described in Item 5(c) below.
     Representatives of the HMTF Entities serve on the board of directors of GP LLC, which is the general partner of Regency GP (the general partner of the Issuer), and in such capacity will influence the management policies and control of the Issuer with the aim of increasing the value of the Issuer and thus the Filing Parties’ investment. The Filing Parties retain the right to change their investment intent.
     The Filing Parties may make additional purchases of Common Units either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) As more fully described in Item 6 below, under certain circumstances, the Subordinated Units of the Issuer held by Acquisition are convertible into Common Units on a one-for-one basis. The information with respect to the possible future conversion of Subordinated Units into Common Units and distribution of Common Units and Subordinated Units pursuant to the Exchange Agreements set forth in Item 6 of this Schedule 13D is hereby incorporated herein.
     On July 12, 2006, the Issuer and its wholly-owned subsidiary, Regency Gas Services LP (“Regency Gas Services”), entered into a definitive Contribution Agreement (the “Contribution Agreement”) with HMTF Gas Partners II, L.P. (“HMTF Gas Partners”), pursuant to which Regency Gas Services has agreed to acquire all the outstanding limited partner interest of TexStar Field Services, L.P. (“TexStar FS”), and all of the outstanding membership interest in its general partner, TexStar GP, LLC (together with TexStar FS, “TexStar”) from HMTF Gas Partners (the “TexStar Acquisition”). TexStar owns and operates natural gas gathering, treating and processing assets located in South and East Texas.
     As consideration for TexStar, the Issuer will deliver to HMTF Gas Partners (1) a cash payment of $150 million (reduced by TexStar’s outstanding bank debt at closing (“Current Bank Debt”) anticipated to be approximately $70 million and adjusted for qualified capital expenditures and changes in net working capital) and (2) 5,173,189 class B common units of the Issuer (“Class B Units”). In addition, if TexStar completes its pending acquisition of a gas treating facility and related gathering system in East Texas (the “Pending Acquisition”), then Regency Gas Services will acquire these assets as part of the TexStar Acquisition and will assume the bank debt incurred by TexStar to finance the Pending Acquisition, which is expected to be approximately $85 million. Under certain circumstances, $10 million of the cash portion of the purchase price and expenses of TexStar will be refunded to Regency Gas Services.
     The Class B Common Units issuable in the TexStar Acquisition will not be entitled to participate in distributions on the Common Units, but will be convertible into Common Units on a one-for-one basis after the earlier to occur of (1) nine months after the issuance of the Class B Units or (2) if the Pending Acquisition is consummated, the later of (a) six months after the issuance of the Class B Units or (b) February 8, 2007. The terms of the Class B Units will be set forth in an amendment to the Issuer Partnership Agreement that will be entered into upon consummation of the TexStar Acquisition. The TexStar Acquisition is subject to (i) the expiration of early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (ii) other customary closing conditions.
     Fund V is the sole member of HMTF GP, L.L.C., a Texas limited liability company (“HMTF GP”), which is the sole member of HMTF GP II, L.L.C., a Delaware limited liability company (“HMTF GP II”), which is the general partner of HMTF Gas Partners. As a result, upon consummation of the TexStar Acquisition, each of Muse, the General Partner and Fund V may be deemed to have shared power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Class B Units issued to HMTF Gas Partners pursuant to the TexStar Acquisition and the Common Units into which such Class B Units are convertible.
     (b) None, other than as described in Item 4(a).
     (c) None.
     (d) None.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     Acquisition is the record and beneficial owner of 3,456,255 Common Units, which in the aggregate represents approximately 18.09% of the outstanding Common Units. Acquisition also holds 16,699,462 Subordinated Units which are convertible into Common Units on a one-for-one basis upon satisfaction of the conditions in the Issuer Partnership Agreement as described in Item 6.
     As a result of Muse being the sole manager of the General Partner and the relationship of the General Partner to Fund V, Fund V to HMTF GP, HMTF GP to HMTF Regency, HMTF Regency to Holdings, and Holdings to Acquisition, as described in Item 2, each Filing Party may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units and Subordinated Units held of record by Acquisition.
     Muse is the record owner of 50,000 Common Units, which represent .26% of the outstanding Common Units. Muse has sole power to vote or direct the vote and the power to dispose or direct the disposition of the Common Units owned of record by him.
     The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.
     Except as indicated in this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule 1 to the Original Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule 1 to the Original Schedule 13D beneficially own Common Units in the amounts set forth next to their names in such Schedule 1.
     (c) The underwriters in the initial public offering of the Issuer had an option to purchase an additional 2,062,500 Common Units from the Issuer pursuant to the terms of underwriting agreement among the Issuer, certain of its affiliate and the underwriters named therein, dated January 30, 2006 (the “Underwriting Agreement”). The underwriters exercised their option to purchase 1,400,000 additional Common Units from the Issuer. The $26,162,500 net proceeds of the underwriters’ purchase of additional Common Units was used by the Issuer to redeem from Acquisition 1,400,000 Common Units on March 20, 2006 (reflecting a per unit redemption price of $18.6875/Common Unit).
     Effective March 16, 2006, Acquisition distributed to HMTF Regency, and HMTF Regency distributed to its limited partners holding (pro rata on account of their respective holdings of) Class E Units representing limited partner interest in HMTF Regency, an aggregate of 497,641 Common Units and 2,404,434 Subordinated Units.
     Except as set forth above in this paragraph (c), there have been no reportable transactions with respect to the Common Units since February 9, 2006 (the date the Original Schedule 13D was filed with the Securities and Exchange Commission) by the Filing Parties.
     (d) No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by Acquisition. Muse has the sole right to receive and direct the receipt of distributions from, and the proceeds from the sale of, Common Units owned of record by him.
     (e) Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: July 14, 2006

REGENCY ACQUISITION LP

By:	Regency Holdings LLC, general partner

	By:	/s/ JASON DOWNIE

Jason Downie, Vice President

REGENCY HOLDINGS LLC

By:	/s/ JASON DOWNIE

Jason Downie, Vice President

HMTF REGENCY, L.P.

By:	HMTF Regency, L.L.C.

	By:	/s/ JASON DOWNIE

Jason Downie, Vice President

HMTF Regency, L.L.C.

By:	/s/ JASON DOWNIE

Jason Downie, Vice President

HICKS, MUSE, TATE & FURST EQUITY FUND V, L.P.

By:	HM5/GP LLC, its general partner

	By:	/s/ ERIC ALLEN

Eric Allen, Secretary and General Counsel

S-1

HM5/GP LLC

By:	/s/ ERIC ALLEN

Eric Allen, Secretary and General Counsel

/s/ ERIC ALLEN

John R. Muse (By Eric Allen, Attorney-in-Fact,
pursuant to power of attorney previously filed with
the Securities and Exchange Commission as Exhibit 24
to Form 4 filed by Mr. Muse on March 23, 2004.)

S-2